EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Valley National Bancorp for the registration of 2,910,267 shares of its common stock and to the incorporation by reference therein of our reports dated March 4, 2005, with respect to the consolidated financial statements and schedules of Valley National Bancorp, Valley National Bancorp management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Valley National Bancorp, included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

June 2, 2005